SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 29, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PROPOSAL OF THE BOARD OF DIRECTORS

Dear Shareholders,

The Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is pleased to submit to the appreciation of the Extraordinary General Meeting, in statutory form and pursuant to Article 135 of Law no. 6,404/76 and subsequent amendments, this Proposal included in the Call Notice of the Meeting, which will be held on July 30, 2007 at 11 am, to resolve on the following matters:

I.	The election of the members of the Board of Directors, pursuant to Paragraph 3 of Article 14 of the Company’s Bylaws, for the remaining term of office of the replaced member.

II.
Rectification/ratification of the Management Accounts and the Financial Statements supported by the External Auditor and Fiscal Council Reports, relative to year 2006, as provided by the Management Report, the Balance Sheet and corresponding Explanatory Notes, contemplated in the resolution of the Annual General Meeting of April 30, 2007.

III.
Rectification/ratification of the resolution on the appropriation of profit and the transfer of the accumulated profit balance for the investment reserve, as provided by the Capital Budget of the Multiyear Plan of Investments, deliberated at the Annual General Meeting of April 30, 2007.

The proposed appropriation of profit of year 2006 is in conformity with Article 192, Law no. 6,404/76 and subsequent amendments:

Profit in the year	R$ 778,904,646.65
(+) Realization of the revaluation reserve	R$ 102,271,851.94
(-) Interest on own capital	R$ 270,840,785.13
(-) Legal reserve 5%	R$ 38,945,232.33
Accumulated profit	R$ 571,390,481.13

In order to meet the investment needs of the Company, set forth in the Capital Budget of the Multiyear Plan of Investments in the amount of R$3,870.7 million for the period from 2004 to 2007, we proposed the transfer of R$571,390,481.13 from the balance of accumulated profits to the investment reserve.

The Board of Directors is at your entire disposal for any supplementary explanation.

São Paulo, June 26, 2007.

Dilma Seli Pena
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 29, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.